BHP BILLITON

180 LONSDALE STREET

Melbourne, Victoria 3000, Australia

November 15, 2005

BY FACSIMILE AND BY EDGAR

Securities and Exchange Commission,

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Jason Wynn

Re:	BHP Billiton Finance (USA) Limited, BHP Billiton Limited and
BHP	Billiton Plc (the “Companies”)—Registration Statement on
Form F-3 (File No. 333-128770)—Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, each of the Companies hereby requests the acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-128770) by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement may be declared effective at 9.00 am on Thursday, November 17, 2005, or as soon as practicable thereafter.

In connection with this request for acceleration of the effective date of the Registration Statement, and pursuant to the request of the staff of the Commission set forth in its letter to us dated November 2, 2005, each of the Companies acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Companies may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mark Leemen of Skadden, Arps, Slate, Meagher & Flom at 011 612 9253 6024 and that such effectiveness also be confirmed in writing and delivered by fax at (917) 777 6024.

Very truly yours,

BHP Billiton Limited BHP Billiton Plc BHP Billiton Finance (USA) Limited

By:	/s/ WILLEM J. MURRAY
Name:	W. J. Murray
Title:	Group Treasurer

2